Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2021

Friedberg, Germany, November 10, 2021 — voxeljet AG (NASDAQ: VJET) (the “Company”, “voxeljet”, or “we”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2021.

Highlights - Third Quarter 2021 compared to the Third Quarter 2020

●	Total revenues for the third quarter slightly increased 0.6% to kEUR 4,938 from kEUR 4,908
●	Gross profit margin increased to 39.3% from 32.7%
●	Systems revenues decreased 7.0% to kEUR 2,497 from kEUR 2,686
●	Services revenues increased 9.9% to kEUR 2,441 from kEUR 2,222
●	Reaffirm full year 2021 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “It is an exciting time to be a technology leader in the 3D printing industry. By engaging in a strategic partnership with GE Renewables, we are now working on three principal R&D projects. We firmly believe these will help us enter a phase of meaningful growth in the years ahead. We are making steady progress with VJET X, arguably the most potent 3D printing solution currently available. Our first customer is a premium German car maker. In High Speed Sintering, we are developing the industry’s largest polymer sintering 3D printer. Recently, we signed with Brose a large multi-national company as our first beta customer. And now, we are engaging in a strategic partnership with GE Renewables for the development of the world’s largest binder-jetting 3D printer for offshore wind applications. This new 3D printer is expected to streamline the production of key components of GE Renewables’s Haliade-X offshore wind turbines, which are among the world’s largest and most efficient units of its type. We are proud to be part of this groundbreaking project in the field of renewable energies and see a significant market opportunity for us: for example, the International Energy Agency has projected that global offshore wind capacity will increase 15-fold by 2040, becoming a one trillion dollar industry.”

Three Months Ended September 30, 2021 Results

Revenues for the third quarter of 2021 increased by 0.6% to kEUR 4,938 compared to kEUR 4,908 in the third quarter of 2020.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased by 7.0% to kEUR 2,497 in the third quarter of 2021 from kEUR 2,686 in last year’s third quarter. The Company sold one used and refurbished 3D printer in the third quarter of 2021 compared to two used and refurbished 3D printers in last year’s third quarter. Revenue from the sale of 3D printers slightly decreased due to the lower number of sold units in contrast to the comparative period in 2020. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues slightly increased in the third quarter year over year, which confirms the positive trend of the recovery from the economic slow-down mainly due to the ongoing global pandemic of COVID-19 disease (“the COVID-19 situation”). As our clients have begun to increase their production activities, the demand for consumables, maintenance service and spare parts increased. Systems revenues represented 50.6% of total revenues in the third quarter of 2021 compared to 54.7% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 9.9% to kEUR 2,441 in the third quarter of 2021 from kEUR 2,222 in the comparative period in 2020. This was mainly due to significantly higher revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”) which reflects the economic recovery from the COVID-19 situation leading to a substantial increase in demand from our clients in North America. Revenue contributions from our German operation as well as from our subsidiary voxeljet China Co. Ltd. (“voxeljet China”) remained almost on the same level as the third quarter of 2020.

Cost of sales were kEUR 2,997 for the third quarter of 2021 compared to kEUR 3,301 for the third quarter of 2020.

Gross profit and gross profit margin were kEUR 1,941 and 39.3%, respectively, in the third quarter of 2021 compared to kEUR 1,607 and 32.7% in the third quarter of 2020.

Gross profit for our Systems segment slightly increased to kEUR 1,102 in the third quarter of 2021 from kEUR 1,060 in the third quarter of 2020. This was due to slight improvements of gross profit from both, revenues from the sale of 3D printers as well as Systems-related revenues. Gross profit margin for this segment increased to 44.1% in the third quarter of 2021 compared to 39.5% in the third quarter of 2020. This was related to increased revenues from the sale of 3D printers, as we sold a larger scale platform in the third quarter of 2021, compared to last year’s third quarter. Larger scale platforms usually provide higher gross profit (margins) compared to smaller platforms. Regarding Systems-related revenues, gross profit margin for the third quarter of 2021 was almost on the same level as in the comparative period in 2020.

Gross profit for our Services segment increased to kEUR 839 in the third quarter of 2021 compared to kEUR 547 in the third quarter of 2020. Gross profit margin for this segment significantly increased to 34.4% in the third quarter of 2021 from 24.6% in the third quarter of 2020. The main driver for the significant improvements in gross profit as well as gross profit margin were the contributions from our subsidiary voxeljet America. This was a result of higher utilization of our American service center in line with the substantial increase in revenues. Gross profit as well as gross profit margin contributions from our German operation as well as voxeljet China remained almost unchanged quarter over quarter, reflecting that revenues from both service centers were flat.

Selling expenses were kEUR 1,471 for the third quarter of 2021 compared to kEUR 1,295 in the third quarter of 2020. Although the change in revenues was almost flat quarter over quarter, the recorded increase in selling expenses was primarily driven by higher distribution expenses. Distribution expenses like shipping and packaging are a main driver of the selling expenses, and not only depend on the amount of revenue, but also on quantities and types of products sold, as well as the destinations of where those goods are being delivered. Therefore, distribution expenses can vary from quarter to quarter.

Administrative expenses were kEUR 1,536 for the third quarter of 2021 compared to kEUR 1,477 in the third quarter of 2020. The increase was mainly related to higher legal advisor fees related to our stock market listing as well as our communication to financial institutions in connection with funding activities.

Research and development (“R&D”) expenses slightly increased to kEUR 1,498 in the third quarter of 2021 from kEUR 1,482 in the third quarter of 2020. The increase of kEUR 16 was mainly due to higher usage of external services, partially offset by lower personnel expenses as well as lower material consumption. R&D expenses can vary from quarter to quarter and are usually driven by the different project types and phases. The main projects we focused on in the third quarter of 2021 were VJET X and High Speed Sintering.

Other operating expenses in the third quarter of 2021 were kEUR 101 compared to kEUR 590 in the prior year period. This was mainly due to lower losses from foreign currency transactions of kEUR 62 for the third quarter of 2021 compared to kEUR 570 for the third quarter of 2020.

Other operating income was kEUR 1,177 for the third quarter of 2021 compared to kEUR 223 in the third quarter of 2020. The increase was mainly due to higher gains from foreign currency transactions, which increased to kEUR 514 for the third quarter of 2021, compared to kEUR 109 in the last year’s third quarter. In addition, voxeljet AG received a government grant awarded for research and development project funding amounting to kEUR 532, which was recorded within other operating income in the consolidated statement of comprehensive loss.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 1,488 in the third quarter of 2021 compared to an operating loss of kEUR 3,014 in the comparative period in 2020. This was mainly due to a positive net impact from other operating expenses and other operating income amounting to kEUR 1,076 for the third quarter of 2021 compared to a negative net impact amounting to kEUR 367 for the third quarter of 2020, in combination with a significant improvement in gross profit in the third quarter of 2021 compared to the third quarter of 2020. This improvement was partially offset by slightly higher operating expenses within the functions sales and marketing, administration and R&D.

Financial result was positive kEUR 688 in the third quarter of 2021, compared to a financial result of negative kEUR 928 in the comparative period in 2020. This was mainly related to higher finance income related to the revaluation of derivative financial instruments, amounting to kEUR 1,280, compared to a finance expense of kEUR 481 in the third quarter of 2020.

The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income, holding other parameters constant.

At the time tranche A of kEUR 10,000 was received in December 2017, the European Investment Bank (the “EIB”), under its Synthetic Warrant Agreement with the Company, dated November 9, 2017 (the “Synthetic Warrant Agreement”), was entitled to receive as consideration cash equal to the market value of 195,790 ordinary shares of the Company (or equivalent number of American Depositary Shares (“ADSs”) of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down). Under the anti-dilution protection clause of the agreement the number of ordinary shares under the Synthetic Warrant Agreement was increased to 254,527 as a result of the capital increases effective October 17, 2018 and November 1, 2018. As a result of the capital increases effective January 25, 2021 and February 17, 2021, also under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 310,558. Due to a further capital increase in July 2021, also under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 369,828.

At the time tranche B1 of kEUR 5,000 was received in June 2020, the EIB, under the Synthetic Warrant Agreement, was entitled to receive as consideration cash equal to the market value of 404,928 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down of the tranche A). As a result of the capital increases effective January 25, 2021 and February 17, 2021, under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 494,068. Due to the further capital increase in July 2021, also under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 588,361.

Interest expense included interest from long term debt which amounted to kEUR 538 for the third quarter of 2021, compared to kEUR 486 in the comparative period in 2020.

Net loss for the third quarter of 2021 was kEUR 800 or EUR 0.12 per share, as compared to net loss of kEUR 4,035, or EUR 0.82 per share, in the third quarter of 2020.

Nine Months Ended September 30, 2021 Results

Revenues for the nine months ended September 30, 2021 increased by 9.7% to kEUR 13,941 compared to kEUR 12,708 in the prior year period.

Systems revenues were kEUR 7,258 for the first nine months of 2021 compared to kEUR 5,862 for the same period last year. The Company sold three new and two used and refurbished 3D printers during the first nine months of 2021, compared to two new and three used and refurbished 3D printer in the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The substantial increase in revenues from our Systems segment was due to both revenues from the sale of 3D printers and Systems-related revenues. Although the Company sold the same number of units, revenue from the sale of 3D printers significantly increased due to the product mix, as we sold more larger scale platforms in the first nine months of 2021 as opposed to smaller platforms in the comparative period in 2020. In addition, Systems-related revenues increased, which reflects the recovery from the economic slow-down mainly due to the ongoing COVID-19 situation. Currently, we are able to perform installations of 3D printers as well as to offer service visits in most regions of the world. There remain some constraints and obstacles, but the situation is normalizing progressively. Systems revenues represented 52.1% of total revenue for the nine months ended September 30, 2021 compared to 46.1% for the same period in the prior year.

Services revenues were kEUR 6,683 for the nine months ended September 30, 2021 compared to kEUR 6,846 for the same period last year. This decrease of 2.4% was mainly due to lower revenue contributions from our subsidiaries voxeljet America as well as voxeljet China. Even though there was an increase in revenues in the third quarter of 2021, it did not fully compensate for the negative impact of the COVID-19 situation in the first half of 2021. Revenue contributions from the German service center were almost on the same level as in last year’s same period.

Cost of sales for the nine months ended September 30, 2021 were kEUR 9,549, an increase of kEUR 618 over cost of sales of kEUR 8,931 for the same period in 2020.

Gross profit and gross profit margin for the nine months ended September 30, 2021 were kEUR 4,392 and 31.5%, respectively, compared to kEUR 3,777 and 29.7% in the prior year period.

Gross profit for our Systems segment increased to kEUR 2,439 for the nine months ended September 30, 2021 from kEUR 2,040 in the same period in 2020. This increase was mainly related to the increased revenues from this segment. Gross profit margin for our Systems segment was almost flat, amounting to 33.6% for the nine months ended September 30, 2021 compared to 34.8% for the prior year period.

Gross profit for our Services segment increased to kEUR 1,953 for the nine months ended September 30, 2021 from kEUR 1,737 in the same period in 2020. Additionally, gross profit margin for this segment increased to 29.2% for the first nine months of 2021 from 25.4% in the same period in 2020. This increase was mainly related to significantly higher gross profit as well as gross profit margin contribution from our subsidiary voxeljet America, as a result of the improved utilization of the American service center due to the recovery in the third quarter of 2021. This increase was partially offset by weaker gross profit and gross profit margin contribution from our Chinese subsidiary. Regarding the German service center, both gross profit and gross profit margin contribution for the nine months ended September 30, 2021 remained on a similar level as the comparative period in 2020.

Selling expenses were kEUR 4,385 for the nine months ended September 30, 2021 compared to kEUR 4,136 in the same period in 2020. The year over year increase is mainly due to higher distribution expenses primarily corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses varies from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses increased by kEUR 311 to kEUR 5,005 for the first nine months of 2021 from kEUR 4,694 in the prior year’s period. The increase was mainly related to higher legal advisor fees related to our stock market listing as well as our communication to financial institutions in connection with funding activities.

R&D expenses increased to kEUR 4,772 for the nine months ended September 30, 2021 from kEUR 4,737 in the same period in 2020, a slight increase of kEUR 35. The increase was mainly due to higher usage of external services as well as higher material expenses, partially offset by lower personnel expenses. R&D expenses can vary from quarter to quarter and are usually driven by the different project types and phases.

Other operating expenses for the nine months ended September 30, 2021 were kEUR 486 compared to kEUR 1,958 in the prior year period. This was mainly due to lower losses from foreign currency transactions amounting to kEUR 402 for the nine months ended September 30, 2021 compared to kEUR 1,859 in the prior year’s period.

Other operating income was kEUR 2,203 for the nine months ended September 30, 2021 compared to kEUR 1,258 in the prior year period. The increase was mainly due to higher gains from foreign exchange transactions amounting to kEUR 1,324 for the nine months ended September 30, 2021 compared to kEUR 489 for the comparative period in 2020. In addition, voxeljet AG received a government grant awarded for research and development project funding in the third quarter of 2021 amounting to kEUR 532, which was recorded within other operating income in the consolidated statement of comprehensive loss.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 8,053 in the nine months ended September 30, 2021 compared to an operating loss of kEUR 10,490 in the comparative period in 2020. This was mainly due to a positive net impact from other operating expenses and other operating income amounting to kEUR 1,717 for the nine months ended September 30, 2021 compared to a negative net impact amounting to kEUR 700 for the last year’s same period in combination with a significant improvement in gross profit. This was partially offset by slightly higher operating expenses within the functions sales and marketing, administration and R&D.

Financial result was negative kEUR 3,632 for the nine months ended September 30, 2021, compared to a financial result of negative kEUR 1,119 in the comparative period in 2020. This was mainly related to higher finance expense related to the revaluation of derivative financial instruments, amounting to kEUR 1,942 for the nine months ended September 30, 2021, compared to a finance expense of kEUR 394 and a finance income of kEUR 486 in the last year’s same period. As described above, as a result of the three successful capital increases in 2021, under the anti-dilution protection clause, the numbers of ordinary shares under the Synthetic Warrant Agreement were increased for tranche A as well as for tranche B1.

Interest expense included interest from long term debt which amounted to kEUR 1,598 for the nine months ended September 30, 2021, compared to kEUR 1,094 for the nine months ended September 30, 2020.

Net loss for the nine months ended September 30, 2021 was kEUR 11,633, or EUR 1.90 per share, as compared to net loss of kEUR 11,759, or EUR 2.41 per share in the prior year period.

Business Outlook

Our revenue guidance for the fourth quarter of 2021 is expected to be in the range of kEUR 9,250 to kEUR 10,750.

We reaffirm our guidance for the full year ending December 31, 2021:

-	Full year revenue is expected to be in the range of kEUR 22,500 to kEUR 27,500
-	Gross profit margin is expected to be above 32.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 11,400 to kEUR 11,900 and R&D expenses are projected to be between approximately kEUR 6,000 and kEUR 6,250. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2021 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures are projected to be in the range of kEUR 1,000 to kEUR 1,250, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at September 30, 2021 was kEUR 7,556, which represents ten 3D printers. This compares to a backlog of kEUR 6,844 representing nine 3D printers, at December 31, 2020. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

At September 30, 2021, we had cash and cash equivalents of kEUR 8,777 and restricted cash of kEUR 2,245 and held kEUR 13,449 of investments in bond funds and term deposits, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter of 2021 on Friday, November 12, 2021 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Third Quarter 2021 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13724085. The recording will be available for replay through November 19, 2021.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the websitehttps://event.on24.com/wcc/r/3408602/E1D0563206A4730C431595F6EB2D6BB3 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Notes	9/30/2021	12/31/2020

		(€ in thousands)
		unaudited
Current assets		44,188	28,137
Cash and cash equivalents	7	8,777	5,324
Financial assets	7	15,694	5,351
Trade receivables		4,974	4,680
Inventories	4	12,173	11,394
Income tax receivables		22	31
Other assets		2,548	1,357

Non-current assets		26,433	25,090
Financial assets	7	1,747	5
Intangible assets		959	1,143
Property, plant and equipment	5	23,610	23,774
Investments in joint venture		—	27
Other assets		117	141

Total assets		70,621	53,227

	Notes	9/30/2021	12/31/2020

Current liabilities		11,485	26,215
Trade payables	7	2,666	1,956
Contract liabilities		5,870	2,911
Financial liabilities	7	1,280	19,770
Other liabilities and provisions	6	1,669	1,578

Non-current liabilities		27,692	7,371
Deferred tax liabilities		--	52
Financial liabilities	7	27,687	7,314
Other liabilities and provisions	6	5	5

Equity		31,444	19,641
Subscribed capital		7,027	4,836
Capital reserves		110,221	88,748
Accumulated deficit		(86,972)	(75,463)
Accumulated other comprehensive income		1,447	1,675
Equity attributable to the owners of the company		31,723	19,796
Non controlling interest		(279)	(155)
Total equity and liabilities		70,621	53,227

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
		(€ in thousands except share and share data)

Revenues	9, 10	4,938	4,908	13,941	12,708
Cost of sales	9	(2,997)	(3,301)	(9,549)	(8,931)
Gross profit	9	1,941	1,607	4,392	3,777
Selling expenses		(1,471)	(1,295)	(4,385)	(4,136)
Administrative expenses		(1,536)	(1,477)	(5,005)	(4,694)
Research and development expenses		(1,498)	(1,482)	(4,772)	(4,737)
Other operating expenses		(101)	(590)	(486)	(1,958)
Other operating income		1,177	223	2,203	1,258
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		(39)	41	(52)	26
Operating loss		(1,488)	(3,014)	(8,053)	(10,490)
Finance expense	8	(648)	(1,005)	(3,795)	(1,692)
Finance income	8	1,336	77	163	573
Financial result	8	688	(928)	(3,632)	(1,119)
Loss before income taxes		(800)	(3,942)	(11,685)	(11,609)
Income tax income (expense)		—	(93)	52	(150)
Net loss		(800)	(4,035)	(11,633)	(11,759)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		(108)	89	(228)	901
Total comprehensive loss		(908)	(3,946)	(11,861)	(10,858)

Loss attributable to:
Owners of the Company		(785)	(3,955)	(11,509)	(11,637)
Non-controlling interests		(15)	(80)	(124)	(122)
		(800)	(4,035)	(11,633)	(11,759)

Total comprehensive loss attributable to:
Owners of the Company		(893)	(3,866)	(11,737)	(10,736)
Non-controlling interests		(15)	(80)	(124)	(122)
		(908)	(3,946)	(11,861)	(10,858)

Weighted average number of ordinary shares outstanding		6,757,420	4,836,000	6,058,387	4,836,000
Loss per share - basic/ diluted (EUR)		(0.12)	(0.82)	(1.90)	(2.41)

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2019 (1) (2)	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(11,637)	--	(11,637)	(122)	(11,759)
Foreign currency translations	--	--	--	901	901	--	901
Equity-settled share-based payment	--	503	--	--	503	--	503
Balance at September 30, 2020	4,836	88,580	(71,761)	1,643	23,298	(135)	23,163

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641
Loss for the period	--	--	(11,509)	--	(11,509)	(124)	(11,633)
Foreign currency translations	--	--	--	(228)	(228)	--	(228)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	2,191	21,212	--	--	23,403	--	23,403
Equity-settled share-based payment	--	261	--	--	261	--	261
Balance at September 30, 2021	7,027	110,221	(86,972)	1,447	31,723	(279)	31,444

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Form 20-F filed with the Securities Exchange Commission (the “SEC”) on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2)Comparative figures for year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2021	2020

	(€ in thousands)

Cash Flow from operating activities

Loss for the period	(11,633)	(11,759)

Depreciation and amortization	2,336	2,657
Foreign currency exchange differences on loans to subsidiaries	(919)	1,217
Changes in financial assets due to fair value valuation	137	73
Share-based compensation expense	261	503
Change in impairment of trade receivables	52	(26)
Non-cash interest expense on long-term debt	1,447	1,027
Change in fair value of derivative equity forward	1,942	(92)
Change in inventory allowance	166	(1)
Loss on disposal of property, plant and equipment and intangible assets	17	22
Interest paid	201	199
Interest received	(85)	(86)
Other	(27)	209

Change in working capital	225	2
Trade and other receivables, inventories and current assets	(3,313)	(886)
Trade payables	681	(642)
Other liabilities, contract liabilities and provisions	2,976	1,059
Change in restricted cash	(127)	463
Income tax payable/receivables	8	8
Total	(5,880)	(6,055)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(166)	(182)
Proceeds from disposal of financial assets	--	4,962
Payments to acquire financial assets	(10,482)	(994)
Interest received	85	86
Total	(10,563)	3,872

Cash Flow from financing activities

Repayment of lease liabilities	(247)	(332)
Repayment of long-term debt	(881)	(664)
Proceeds from issuance of long-term debt	--	5,000
Proceeds from issue of ordinary shares in the form of ADS	26,619	—
Share issue cost	(3,217)	—
Change in restricted cash	(2,000)	—
Interest paid	(201)	(199)
Total	20,073	3,805

Net increase (decrease) in cash and cash equivalents	3,630	1,622

Cash and cash equivalents at beginning of period	5,324	4,368
Changes to cash and cash equivalents due to foreign exchanges rates	(177)	(15)
Cash and cash equivalents at end of period	8,777	5,975

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

The condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (“NASDAQ”). In December 2020, management initiated the wind-up of voxeljet UK Ltd.

The condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. The results of operations for the three and nine months ended September 30, 2021, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2021.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2021.

Standard	Effective date	Descriptions
IFRS 4	01/2021	Extension of the Temporary Exemption from Applying IFRS 9
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	01/2021	Interest Rate Benchmark Reform
IFRS 16	04/2021	Covid-19-Related Rent Concessions
IFRS 3	01/2022	Reference to the Conceptual Framework
IAS 16	01/2022	Proceeds before intended use
IAS 37	01/2022	Onerous contracts – Cost of Fulfilling a Contract
IFRS 1, IFRS 9, IFRS 16 and IAS 41	01/2022	Annual Improvements to IFRS Standards 2018–2020 (IFRS 1, IFRS 9, IFRS 16 and IAS 41)
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)
IAS 1	01/2023	Amendment to IAS 1 - Disclosure of Accounting Policies
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in Connection with Assets and Liabilities Arising from a Single Transaction

The adoption of standards effective 01/2021 and 04/2021 did not have a material impact on the interim financial statements as of and for the three and nine months ended September 30, 2021. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2022 will have on its financial statements, but does not expect they will have a significant impact.

The condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2021 and 2020 were authorized for issue by the Management Board on November 10, 2021.

Going concern

The condensed consolidated financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the nine months ended September 30, 2021, full year 2020, 2019 and 2018 amounting to kEUR 11,633, kEUR, 15,481, kEUR 13,978 and kEUR 8,747, respectively. Additionally, voxeljet had negative cash flows from operating activities in the nine months ended September 30, 2021, full year 2020,

2019 and 2018 of kEUR 5,880, kEUR 6,598, kEUR 6,592, kEUR 7,331, respectively, mainly due to continuous net losses.

Since the global outbreak of COVID-19, the Company has experienced lower demand in both the Systems and the Services segment compared to before the COVID-19 situation. voxeljet’s clients have postponed larger investments and therefore, the demand for 3D printers decreased. In addition, the COVID-19 situation could cause further delays in installation of 3D printers at customers’ facilities, which could lead to postponed revenue recognition for those transactions. Since the third quarter of 2020, the Company experienced a gradual recovery of demand and this positive trend has continued into the third quarter of 2021. The ability to offer service visits worldwide was very limited during the peak of the pandemic. This situation also eased over the last quarters and voxeljet is currently able to offer installations and service visits in most regions of the world, not without mentioning that there are still some constraints and obstacles. In spite of the recovery as well as the positive trends, the continuing prevalence of the COVID-19 pandemic in the certain countries as well as globally still increases the risk and likelihood for further lockdowns, travel restrictions and drops in demand. Further actions taken by government institutions, such as lockdowns, could result in a decrease in market demand, which could potentially result in lower cash inflows. Such risks have been evaluated by management and consequently have been considered in the Company’s liquidity forecast, which assumes voxeljet’s business plan is executed appropriately and sales track as expected. Management updates the liquidity forecast on an ongoing basis.

In January 2021, the Company has successfully completed its registered direct offering and sale of 621,170 ordinary shares in the form of American Depositary Shares (“ADSs”) at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $10 million (€ 8.3 million) before deducting fees and expenses. In February 2021, the Company completed another registered direct offering and sale of 443,414 ordinary shares in the form of ADSs at a purchase price of € 22.27 per ordinary share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $12 million (€ 9.9 million) before deducting fees and expenses. Furthermore, in July 2021, the Company has successfully completed its registered direct offering and sale of 1,126,127 ordinary shares in the form of ADSs at a purchase price of € 7.52 per share (this equals $8.88 per ordinary share based on the exchange rate as of the close of business in New York on July 14, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $10 million (€ 8.5 million) before deducting fees and expenses.

Those capital increases improved the Company’s liquidity as well as equity ratio significantly. In spite of this success, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning that there can be no assurance that voxeljet will be able to raise further funds on terms favorable to the Company, if at all.

Based on the Company’s current liquidity and capital resources in combination with the current liquidity forecasts, management believes that the Company has the ability to meet its financial obligations for at least the next 24 months from the authorization for issuance of these condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2021 and 2020 by the Management Board on November 10, 2021 and therefore continues as a going concern.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. The Company considers the COVID-19 situation as such an indicator. Therefore, voxeljet performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, which the Company performed, did not lead to any write downs.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2020, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 30, 2021. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017 279,000 options (75%, Tranche 1) were granted. On April 12, 2018 93,000 options (25%, Tranche 2) were granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which must both be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at September 30, 2021 265,050 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at September 30, 2021 amounts to 5.8 years (September 30, 2020: 6.8 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 44 in the three months and kEUR 261 in the nine months ended September 30, 2021. (Three months and nine months ended September 30, 2020: kEUR 169 and kEUR 501, respectively).

4. Inventories

	9/30/2021	12/31/2020

	(€ in thousands)
Raw materials and merchandise	3,774	3,733
Work in progress	8,399	7,661
Total	12,173	11,394

In the nine months ended September 30, 2021, voxeljet recognized a reserve for slow-moving inventory for raw materials and merchandise as well as work in progress amounting to kEUR 166, following the Company’s write-off policy for inventory.

5. Property, plant and equipment, net

	9/30/2021	12/31/2020

	(€ in thousands)
Land, buildings and leasehold improvements	18,202	18,698
Plant and machinery	4,513	3,982
Other facilities, factory and office equipment	837	1,039
Assets under construction and prepayments made	58	55
Total	23,610	23,774
Thereof pledged assets of Property, Plant and Equipment	12,369	13,069

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the EIB related to the loan, entered into with the EIB under the Finance Contract, dated November 9, 2017.

6. Other liabilities and provisions

	9/30/2021	12/31/2020

	(€ in thousands)
Employee bonus	316	334
Accruals for vacation and overtime	285	124
Accruals for commissions	236	236
Liabilities from payroll	200	237
Accrual for warranty	150	228
Accruals for management compensation	146	—
Accruals for compensation of Supervisory Board	135	180
Liabilities from VAT	68	27
Accruals for licenses	37	68
Accruals for education and training	18	41
Others	83	108
Total	1,674	1,583

7. Financial instruments

The following tables shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
9/30/2021			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	12,596	5	18,591	—	31,192

Current assets	10,854	—	18,591	—	29,445

Cash and cash equivalents	—	—	8,777	—	8,777

Financial assets	10,854	—	4,840	—	15,694	10,854	—	—	10,854
Bond funds	10,854	—	—	—	10,854	10,854	—	—	10,854
Term deposit	—	—	2,595	—	2,595	—	—	—	—
Restricted cash	—	—	2,245	—	2,245	—	—	—	—

Trade receivables, net	—	—	4,974	—	4,974

Non-current assets	1,742	5	—	—	1,747

Financial assets	1,742	5	—	—	1,747	5	1,742	—	1,747
Derivative financial instruments	1,742	—	—	—	1,742	—	1,742	—	1,742
Equity securities	—	5	—	—	5	5	—	—	5

Total liabilities	2,124	—	—	26,349	31,633

Current liabilities	—	—	—	3,445	3,946

Trade payables	—	—	—	2,666	2,666

Financial liabilities	—	—	—	779	1,280	—	—	911	911
Long-term debt	—	—	—	779	779	—	—	911	911
Lease liability	—	—	—	—	501	—	—	—	n/a

Non-current liabilities	2,124	—	—	22,904	27,687

Financial liabilities	2,124	—	—	22,904	27,687	—	2,124	28,154	30,278
Derivative financial instruments	2,124	—	—	—	2,124	—	2,124	—	2,124
Long-term debt	—	—	—	22,904	22,904	—	—	28,154	28,154
Lease liability	—	—	—	—	2,659	—	—	—	n/a

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2020			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	5,351	5	10,004	—	15,360

Current assets	5,351	—	10,004	—	15,355

Cash and cash equivalents	—	—	5,324	—	5,324

Financial assets	5,351	—	—	—	5,351	2,984	2,367	—	5,351
Bond funds	984	—	—	—	984	984	—	—	984
Bond funds (restricted)	2,000	—	—	—	2,000	2,000	—	—	2,000
Derivative financial instruments	2,367	—	—	—	2,367	—	2,367	—	2,367

Trade receivables, net	—	—	4,680	—	4,680

Non-current assets	—	5	—	—	5

Financial assets	—	5	—	—	5	—	—	5	5
Equity securities	—	5	—	—	5	—	—	5	5

Total liabilities	808	—	—	25,108	29,040

Current liabilities	808	—	—	20,606	21,726

Trade payables	—	—	—	1,956	1,956

Financial liabilities	808	—	—	18,650	19,770	—	808	24,858	25,666
Derivative financial instruments	808	—	—	—	808	—	808	—	808
Long-term debt	—	—	—	18,650	18,650	—	—	24,858	24,858
Lease liability	—	—	—	—	312	—	—	—	n/a

Non-current liabilities	—	—	—	4,502	7,314

Financial liabilities	—	—	—	4,502	7,314	—	—	4,203	4,203
Long-term debt	—	—	—	4,502	4,502	—	—	4,203	4,203
Lease liability	—	—	—	—	2,812	—	—	—	n/a

The valuation techniques used to value financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds was determined based on the quoted unit prices received by the fund management company.

The fair value of the derivative financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the relevant discount rates.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposit, credit lines and bank overdrafts approximate their fair values.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

On September 30, 2021, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

The following table presents the changes in level 3 instruments for the nine months ended September 30, 2021:

Non-current assets
(€ in thousands)	Equity securities
Balance at December 31, 2020	5
Transfer from level 3	(5)
Income (expense) recognised in other comprehensive income	—
Balance at September 30, 2021	—

The investment in equity securities has been listed on a stock exchange. As it is now possible to determine the fair value of this investment using quoted prices or observable market data, it has been reclassified from level 3 into level 1 on June 30, 2021.

8. Financial result

	Three months ended September 30,
	2021	2020

	(€ in thousands)
Interest expense	(648)	(1,005)
Interest expense on lease liability	(38)	(36)
Interest expense from long-term debt valuation	(538)	(486)
Expense from revaluation of derivative financial instruments	--	(481)
Fair value valuation of financial assets	(70)	--
Other	(2)	(2)
Interest income	1,336	77
Payout of bond funds	54	29
Income from revaluation of derivative financial instruments	1,280	--
Fair value valuation of financial assets	--	47
Other	2	1
Financial result	688	(928)

	Nine months ended September 30,
	2021	2020

	(€ in thousands)
Interest expense	(3,795)	(1,692)
Interest expense on lease liability	(110)	(127)
Interest expense from long-term debt valuation	(1,598)	(1,094)
Expense from revaluation of derivative financial instruments	(1,942)	(394)
Fair value valuation of financial assets	(137)	(73)
Other	(8)	(4)
Interest income	163	573
Payout of bond funds	90	74
Income from revaluation of derivative financial instruments	--	486
Other	73	13
Financial result	(3,632)	(1,119)

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2021				2020
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	2,513	2,441	(16)	4,938	2,836	2,222	(150)	4,908
Third party	2,497	2,441		4,938	2,686	2,222	--	4,908
Intra-segment	16	--	(16)	—	150	--	(150)	—
Cost of sales	(1,395)	(1,602)		(2,997)	(1,626)	(1,675)		(3,301)
Gross profit	1,102	839		1,941	1,060	547		1,607
Gross profit in %	44.1%	34.4%		39.3%	39.5%	24.6%		32.7%
Operating Expenses				(4,505)				(4,254)
Other operating expenses				(101)				(590)
Other operating income				1,177				223
Operating loss				(1,488)				(3,014)
Finance expense				(648)				(1,005)
Finance income				1,336				77
Financial result				688				(928)
Loss before income taxes				(800)				(3,942)
Income tax income (expense)				—				(93)
Net loss				(800)				(4,035)

	Nine months ended September 30,
	2021				2020
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	8,887	6,683	(1,629)	13,941	6,437	6,846	(575)	12,708
Third party	7,258	6,683	--	13,941	5,862	6,846	--	12,708
Intra-segment	1,629	--	(1,629)	—	575	--	(575)	—
Cost of sales	(4,819)	(4,730)		(9,549)	(3,822)	(5,109)		(8,931)
Gross profit	2,439	1,953		4,392	2,040	1,737		3,777
Gross profit in %	33.6%	29.2%		31.5%	34.8%	25.4%		29.7%
Operating Expenses				(14,162)				(13,567)
Other operating expenses				(486)				(1,958)
Other operating income				2,203				1,258
Operating loss				(8,053)				(10,490)
Finance expense				(3,795)				(1,692)
Finance income				163				573
Financial result				(3,632)				(1,119)
Loss before income taxes				(11,685)				(11,609)
Income tax income (expense)				52				(150)
Net loss				(11,633)				(11,759)

10. Revenues

	Three months ended September 30,
	2021	2020	2021	2020

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	791	1,025	1,369	1,364
Asia Pacific	1,374	309	230	223
Americas	332	1,352	842	635
	2,497	2,686	2,441	2,222

Timing of revenue recognition
Products transferred at a point in time	2,300	2,392	2,441	2,222
Products and services transferred over time	197	294	--	--
Revenue from contracts with customers	2,497	2,686	2,441	2,222

	Nine months ended September 30,
	2021	2020	2021	2020

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	3,494	3,290	4,056	4,190
Asia Pacific	1,979	704	674	683
Americas	1,785	1,868	1,953	1,973
	7,258	5,862	6,683	6,846

Timing of revenue recognition
Products transferred at a point in time	6,452	5,074	6,683	6,846
Products and services transferred over time	806	788	--	--
Revenue from contracts with customers	7,258	5,862	6,683	6,846

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

	(€ in thousands)
EMEA	2,160	2,389	7,550	7,480
Germany	852	834	2,489	3,644
France	194	189	1,170	686
Finland	38	2	703	7
Switzerland	129	102	508	195
Great Britain	399	205	1,129	765
Others	548	1,057	1,551	2,183
Asia Pacific	1,604	532	2,653	1,387
India	1,070	7	1,123	54
China	263	326	782	816
South Korea	234	160	571	428
Others	37	39	177	89
Americas	1,174	1,987	3,738	3,841
United States	1,167	1,981	3,647	3,722
Others	7	6	91	119
Total	4,938	4,908	13,941	12,708

11. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of ExOne, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current
Andreas Schmid Logistik AG, Gersthofen	Supplier	05/01/2017 - 12/31/2020
Suzhou Meimai Fast Manufacturing Technology Co., Ltd., Suzhou	Minority shareholder of voxeljet China, Customer	04/11/2016 - 09/01/2021
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017 - Current
Michele Neuber	Employee	07/01/2019 - Current
Susanne Ederer-Pausewang	Customer	03/17/2021 - Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2, in each, the nine months ended September 30, 2021 as well as the nine months ended September 30, 2020.

Furthermore, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the nine months ended September 30, 2021 and 2020, respectively from Schlosserei und Metallbau Ederer, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 0 and kEUR 25 in the nine months ended September 30, 2021 and 2020, respectively from Andreas Schmid Logistik, where the former member of voxeljet’s supervisory board Dr. Stefan Söhn served as Chief Financial Officer until December 2020. Dr. Stefan Söhn resigned from his office as member of the supervisory board of the Company for professional reasons with effect from the end of the General Meeting on May 26, 2021.

Moreover, voxeljet received orders amounting to kEUR 77 and kEUR 19 in the nine months ended September 30, 2021 and 2020, respectively from Suzhou Meimai Fast Manufacturing Technology Co., Ltd. (“Meimai”), which was a minority shareholder for voxeljet China until September 1, 2021. On this date, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to MK Holding GmbH and the remaining half of its equity, or 15% of voxeljet China’s equity to Mr. Jin Tianshi, the managing director of voxeljet China. As a result, as of September 1, 2021, Meimai is no longer a related party.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the nine months ended September 30, 2021 and 2020, respectively from DSCS Digital Supply Chain Solutions GmbH (“DSCS”), which is an associated company where voxeljet owns 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the first quarter of 2022.

In addition, voxeljet employed Michele Neuber as an intern, the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. He received a salary of kEUR 1 and kEUR 1 in the nine months ended September 30, 2021 and 2020, respectively.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang amounting to kEUR 27, who is the wife of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

All related party transactions, voxeljet entered into, were made on an arm’s length basis.